SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------

                               Final Amendment to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)

          DUNES HOTELS AND CASINOS, INC.                    ISSUER
         GENERAL FINANCIAL SERVICES, INC.                   BIDDER
          GFS ACQUISITION COMPANY, INC.                     BIDDER
                 STEVE K. MILLER                            BIDDER
             (Name of Filing Persons)                      (Status)

          COMMON STOCK, $0.50 PAR VALUE                   265440 10 7
SERIES B, $7.50 CUMULATIVE PREFERRED STOCK, $0.50         265440 20 6
                    PAR VALUE
          (Title of Class of Securities)            (CUSIP Number of Class
                                                        of Securities)

                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600

                            CALCULATION OF FILING FEE

               --------------------------------------------------
                Transaction valuation      Amount of filing fee
               --------------------------------------------------
                    $5,382,640(1)              $1,077(2)
               --------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of the Dunes Hotel and Casinos, Inc.'s Common Stock, $0.50 par value, at $1.00 per common share, and Series B, $7.50 Cumulative Preferred Stock, $0.50 par value, at $30.00 per preferred share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

(2)   Previously paid.

      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration No.:
      Filing Party:
      Date Filed:

      [  ]  Check  the  box  if  the  filing   relates   solely  to  preliminary
communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |X|  issuer tender offer subject to Rule 13e-4.

      |X|  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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

      This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, as amended (this "Statement"), relating to a tender offer by Dunes Hotels and Casinos, Inc., a New York corporation (the "Company"), to purchase all of the outstanding shares of its Common Stock, $0.50 par value per share (the "Common Shares"), and its Series B, $7.50 Cumulative Preferred Stock, $0.50 par value per share (the "Preferred Shares"), tendered pursuant to the tender offer at a purchase price of $1.00 per Common Share and $30.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2000 and the Supplement thereto dated December 21, 2000 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2), (A)(7) and (A)(3) (which together with any amendments or supplements thereto, collectively constitute the
"Offer"). General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller are "bidders" within the meaning of Rule 14d-1(g)(2) with respect to the offer. The term "Share" means a share of either the Common Shares or the Preferred Shares, as applicable.

ITEM 8:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Items 8 and 11 of the Schedule TO is hereby amended by adding the following language:

      At 4:00 p.m., Central Time on Friday, March 16, 2001, the subsequent offering period for the Preferred Shares expired. Based on information provided by the Depositary, 221 Preferred Shares were validly tendered and not withdrawn during the subsequent offering period and all validly tendered and not withdrawn shares were accepted, payment for which will be made promptly.

      As a result of the Offer, the Dunes acquired 427,563 Common Shares (representing 8.4% of the outstanding Common Shares) and 1,075 Preferred Shares (representing 11.2% of the Preferred Shares). The tendered shares will be cancelled and as a result, Steve K. Miller, indirectly through General Financial Services, Inc. and GFS Acquisition Company, Inc., will own 85.8% of the Common Shares and 1.4% of the Preferred Shares.

      As of March 30, 2001, shareholders who claim to have lost their stock certificates have submitted letters of transmittal for 82 Preferred Shares and 18,100 Common Shares. The Company has agreed to accept such tendered shares if the shareholders satisfy the transfer agent's requirement for delivery of a lost stock affidavit and the payment of a transfer service fee. These shares are not included in the above numbers or percentages


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


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2001

                               DUNES HOTELS AND CASINOS, INC.

                               By:  /s/ Steve K. Miller
                                    -------------------------------
                               Name:   Steve K. Miller
                               Title:  President


                               GENERAL FINANCIAL SERVICES, INC.

                               By:  /s/ Steve K. Miller
                                    -------------------------------
                               Name:   Steve K. Miller
                               Title:  President


                               GFS ACQUISITION COMPANY, INC.

                               By:  /s/ Steve K. Miller
                                    -------------------------------
                               Name:   Steve K. Miller
                               Title:  President

                               /s/ Steve K. Miller
                               ------------------------------------------
                               Steve K. Miller